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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

June 21, 2021

Dear Sir/Madam,

Sub: 40th Annual General Meeting ('AGM') and voting results

In continuation to our intimation dated June 20, 2021, pertaining to the 40th AGM of the Company held on June 19, 2021, please find enclosed the following: -

1. Proceedings as required under the Regulation 30, Part A of Schedule - III of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the Chairman's speech as read out during the AGM as Annexure – I. The proceedings and Chairman's speech were filed with the exchanges on June 20, 2021 and also placed on the Company's website www.infosys.com
2. Voting results as required under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as Annexure – II.
3. Report of the Scrutinizer dated June 21, 2021, pursuant to Section 108 of the Companies Act, 2013 and Rule 20 (4) (xii) of the Companies (Management and Administration), Rules 2014 as Annexure – III.
4. Copy of the Annual Report for the financial year 2020-21 and Business responsibility report as required under Regulation 34 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 which forms part of the annual report enclosed herewith as Annexure – IV.
5. Copy of the ESG report 2020-21 is available for download from the website of the company under following link: https://www.infosys.com/sustainability/documents/infosys-esg-report-2020-21.pdf

This is for your information and records.

The Company facilitated live webcast of proceedings of the meeting. The archive of webcast of the 40th Annual General Meeting ('AGM') is made available on the company's website: https://www.infosys.com/investors/news-events/annual-general-meeting/2021.html

Thanking You

Yours Sincerely,

For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED BENGALURU

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®
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Summary of proceedings of the 40th Annual General Meeting of Infosys Limited:

The 40th Annual General Meeting (AGM) of the Members of Infosys Limited ('the Company') was held on Saturday, June 19, 2021 at 4.00 P.M (IST) through video conferencing and other audio-visual means (VC). The meeting was held in compliance with the General Circulars issued by the Ministry of Corporate Affairs (MCA) and circulars issued by the Securities and Exchange Board of India (SEBI) and as per the applicable provisions of the Companies Act, 2013 and the Rules made thereunder.

DIRECTORS IN ATTENDANCE
Nandan M. Nilekani, joined over VC from Bengaluru *Non-Executive, Non-Independent Chairman*
Salil Parekh, joined over VC from USA *Chief Executive Officer and Managing Director*
U.B. Pravin Rao, joined over VC from Bengaluru *Chief Operating Officer and Whole-time Director*
Kiran Mazumdar-Shaw, joined over VC from Bengaluru *Lead Independent Director and Chairperson of the Nomination and Remuneration committee, CSR committee and ESG committee*
D. Sundaram, joined over VC from Mumbai *Independent Director and Chairperson- Audit Committee, Risk Management Committee and Stakeholders Relationship Committee*
Michael Gibbs, joined over VC from USA *Independent Director*
Uri Levine, joined over VC from Israel *Independent Director*
Bobby Parikh, joined over VC from Mumbai *Independent Director*
Chitra Nayak, joined over VC from USA *Independent Director*

Nilanjan Roy, joined over VC from Bengaluru *Chief Financial Officer*
A.G.S. Manikantha, joined over VC from Bengaluru *Company Secretary*
OTHER REPRESENTATIVES
Statutory Auditors, joined over VC from Bengaluru *M/s. Deloitte Haskins & Sells LLP, Chartered Accountants*
Internal Auditors, joined over VC from Bengaluru *M/s Ernst & Young LLP*
Secretarial Auditor/Scrutinizer, joined over VC from Bengaluru *Parameshwar G. Hegde, Practicing Company Secretary*
QUORUM OF THE MEETING
A total of 739 members attended the meeting. Further, around 951 non-members watched the live proceedings of the AGM through webcast which was made available on the Company's website.

The meeting commenced at 4:00 PM (IST) and concluded at 8:18 PM (IST) (including time allowed for e-voting at AGM).

Nandan M. Nilekani chaired the meeting. The Chairman informed that the annual general meeting is being held through video conferencing in accordance with the circulars issued by the Ministry of Corporate Affairs and SEBI. He requested his colleagues to introduce themselves. The requisite quorum being present, the Chairman called the meeting to order. All the directors of the Company attended the meeting. The Chairman welcomed all shareholders, auditors and other invitees who joined over VC and delivered his speech followed by presentation by Salil Parekh, CEO and Managing Director. The Chairman informed that the Company had provided members the facility to cast their vote electronically, on all resolutions set forth in the Notice. It was further informed that there would be no voting by show of hands. A.G.S. Manikantha, Company Secretary, provided the summary of the statutory auditors' report and secretarial audit report for the financial year 2020-21.

The following items of business, as per the Notice of AGM dated May 18, 2021, were tabled at the meeting. Shareholders were provided a facility to ask questions or express their views through VC, audio and through web chat options on the tabled resolutions. Clarifications were provided to the queries raised by the members.

No.	Resolutions	Type of resolution
Ordinary Business		
1	Adoption of Financial Statements (including the consolidated financial statements) of the Company for the financial year ended March 31, 2021 and the reports of the Board of Directors ('the Board') and Auditors thereon.	Ordinary
2	Declaration of dividend	Ordinary
3	Appointment of U.B. Pravin Rao as a director liable to retire by rotation	Ordinary
Special Business		
4	Approval for the buyback of equity shares of the Company	Special
5	Reappointment of Michael Gibbs as an independent director	Special
6	Appointment of Bobby Parikh as an independent director	Ordinary
7	Appointment of Chitra Nayak as an independent director	Ordinary
8	Approval for changing the terms of remuneration of U.B. Pravin Rao, Chief Operating Officer and Whole-time Director	Ordinary

The Board of Directors had appointed Parameshwar G. Hegde as the Scrutinizer to supervise the e-voting process. The Chairman authorized the Company Secretary to declare the voting results, intimate the stock exchanges and place the same on the website of the Company.

The details of the voting results (remote e-voting and e-voting at the AGM) on all the resolutions as set out in the Notice of AGM along with the Scrutinizer's Report will be disseminated to the exchanges and will be placed on the Company's website, in due course.

This is for your information and records.

Thanking you,

Yours sincerely,
For Infosys Limited

A.G.S Manikantha
Company Secretary

INFOSYS LIMITED BENGALURU

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com


Infosys®
40TH
ANNUAL
GENERAL
MEETING
www.infosys.com
Nandan M. Nilekani

CHAIRMAN'S SPEECH

Dear Shareholders,

Today, as we convene the 40th Annual General Meeting of Infosys, I warmly welcome each one of you. It is always a pleasure to connect with you all, and – although virtual – it is a privilege to host you today. On behalf of the Infosys Board of Directors, I want to thank you for making the time to join us. Your trust and support over the last four decades have given us the confidence to push ourselves, past challenges and complexities, to deliver market-leading returns and consistent value for you year after year.

During fiscal 2021, we had industry-leading, healthy revenue growth at 5% in constant currency, totaling US$ 13.6 billion. Operating margin for the year expanded to 24.5% and Free Cash Flows increased by 38.5%. Our digital business grew to account for 48.5% of our total revenues, and our large transformation deals peaked to an all-time high of US$ 14.1 billion, with 66% being net new.

The Board has recommended capital return of ₹ 15,600 crore (approximately US$ 2.08 billion), including final dividend of ₹ 6,400 crore (approximately US$ 0.85 billion), and open market buyback of shares of ₹ 9,200 crore (approximately US$ 1.23 billion).

The Board of Directors has recommended the appointment of Bobby Parikh and Chitra Nayak as independent directors of the Company, effective July 15, 2020 and March 25, 2021 respectively. Bobby is a well-respected business leader who brings a wealth of experience and financial acumen to the Infosys Board. Chitra Nayak brings Silicon Valley experience that will provide valuable insights as Infosys pivots its service offerings to further strengthen its consulting and digital solutions. The Board of Infosys recommends the reappointment of U.B. Pravin Rao, COO and Whole-time Director, whose office is liable to retire by rotation. U.B. Pravin Rao will be superannuating on December 12, 2021, after a stellar tenure running Infosys operations, especially when our systems were severely tested in the past year. The Board also recommends the reappointment of Michael Gibbs as an independent director for a second term of five years, as he is due for retirement as director after his first term of three years on July 12, 2021. Earlier in January 2021, Dr. Punita Kumar-Sinha retired from the Board of Infosys as an independent director after the completion of her tenure. On behalf of the Board of Directors and on your behalf, I place on record our appreciation for the services she rendered. On the request of the CSR Committee of Infosys Limited, the Trustees of the Infosys Foundation have unanimously elected Mrs. Sudha Murty to continue as Chairperson till December 31, 2021. Mrs. Sudha Murty has graciously accepted this request and will retire on December 31, 2021 on completion of a remarkable 25-year journey of selfless dedication to social causes.

While a challenging 2020 has ushered in a 2021 fraught with uncertainty, one thing is clearly evident: Infosys is well-positioned for another year of market-leading performance in a post-pandemic, cloud-first, distinctly digital era. The dramatic shift to living and working online has altered the entire business landscape in irrevocable ways. Hybrid work is here to stay, requiring organizations and their people to find new ways to come together, collaborate and deliver seamlessly. Unprecedented technology transformation driven by cloud, and the digitalization of business models are shaping the next normal for us all. Whether it's the uptick in online demand, mastery over digital demand fulfillment or tackling the threat of cyberattacks, technology has become an urgent and critical business capability. Adjusting to this new reality can be daunting. Companies can no longer afford the long wait for business returns or settle for the sometimes-underwhelming outcomes of large transformation projects. Our clients need

help, from a trusted thought leader and digital solutions expert who they can count on to navigate them to their future. Infosys is committed to being that partner for them.

We are equipped in several ways to deliver on this aspiration. Salil Parekh, our CEO & MD, in unison with the global leadership team at Infosys, has been relentlessly focused on transforming Infosys into a highly client-relevant, client-focused company. This has amplified the trust that our clients repose in us, and has ensured that Infosys is their partner of choice when it comes to delivering even the most complex digital projects in rapidly changing ecosystems. This is evident in the number of large deals we have won over the year – it is the highest in Infosys history.

Simultaneously, Infosys has been investing in building digital capability, which we can leverage with flexibility and speed, to deliver business value to our clients in their digital transformation journey. Infosys Cobalt™ for cloud solutions, non-disruptive modernization, big data and analytics solutions, applied AI and automation expertise, digital platforms, solutions for protection against cyber assaults, and consumerization of user experience are some examples that our clients have vocally endorsed. Our acquisitions during the year – GuideVision, Blue Acorn, Kaleidoscope Innovation and Carter Digital – have further strengthened these digital capabilities. What's more, we also have a robust innovation ecosystem and first-of-its-kind operating model to expand the speed, scope and scale of transformational innovation for our clients and help them run their businesses like digital natives.

The reimagination and rejuvenation of our own digital infrastructure is also serving us well. Our global workforce continues to work remotely, delivering productively and seamlessly, taking advantage of a wide spectrum of digital tools that is at their disposal. This is the exact transformation that we recommend that our clients make, and Infosys' emergence as a digitally equipped Live Enterprise is a credible example of the success we promise to deliver for them.

Last but certainly not the least, we continue to invest in our most valuable asset – our people. Reskilling our employees with Lex, our learning platform, has ensured that they have access to the latest digital skills and are embracing agile ways of working. To help track the digital skills they've acquired, we also launched Digital Quotient – every employee's personalized learning guide. It gauges the digital knowledge of our employees, making it easier for both employees and the organization to determine employees' readiness for emerging digital opportunities. We have launched the Infosys Expanded Stock Ownership Program 2019, to include more holistically our teams in over 50 countries. Our leadership pipeline is stronger than ever, working with motivated employees across the world through the pandemic. We continued to strengthen our talent pool by recruiting 19,230 graduates in India and 1,941 – both graduates and associate degree holders – outside India to serve our clients' burgeoning demand for digital acceleration. We expanded our US hiring commitment to 25,000 by 2022 with an additional 12,000 new American jobs across a variety of roles. As part of our continued expansion into Canada, we also committed to double Infosys' Canadian workforce to 4,000 employees by 2023. In the UK, we announced plans to create 1,000 digital jobs to fuel post-pandemic growth.

A purposeful Environmental, Social and Governance, or ESG, charter is becoming increasingly vital for companies like Infosys as investors like you find increasing value in non-financial reporting and robust corporate governance practices. As part of our ongoing ESG efforts, Infosys is proud to be carbon-neutral 30 years ahead of 2050, the timeline set by the Paris Agreement. We also articulated the Infosys ESG Vision for 2030 as we continue to balance success as a business with unwavering focus on exemplary governance and responsiveness to the needs of our ecology and society.

We expanded our financial commitment towards COVID-19 relief to ₹200 crore, supporting community efforts around us in India. For our employees in India and their families, we have set up vaccination centers at our campuses and COVID-19 care centers across locations; collaborated with hospitals and ambulance services; facilitated access to oxygen and medicines; and deepened employee support. Globally, we implemented more than 900 employee wellbeing initiatives to help them better manage these trying times.

Over the last three and a half years, we have built a highly credible market position for ourselves as the global digital services and consulting provider of choice for enterprises. While the pandemic put this to a test, the results we delivered, the resilience we have displayed and the brand strength that we have accrued clearly shows how well-placed we are to thrive and to help our clients thrive in challenging but exciting digital-first markets. At the same time, on behalf of the Board, I want to assure you all that we will not rest on our laurels. On the contrary, we will seize the moment to build on this head start to expand our market share further as we serve global enterprises in their digital acceleration journey.

We are deeply grateful to our employees for their unstinting efforts and dedication in putting our clients above and over their personal travails. Their grace and fortitude make us proud. We share credit for our performance over the past year with them, our clients, co-founders and governments of the several countries and states that we operate in. It is all of their generous support and guidance that shines the light on the path forward. As ever, I am indebted to our shareholders who join us in looking forward to a brighter future.

Thank you,

Nandan M. Nilekani
Chairman

Bengaluru
June 19, 2021

Name of the Company	INFOSYS LIMITED
Date of the AGM/~~EGM~~	19-06-2021
Total number of shareholders on cut-off date i.e., June 12, 2021	1,736,189
No. of shareholders present in the meeting either in person or through proxy:	Not applicable
Promoters and Promoter Group:	
Public:	
No. of Shareholders attended the meeting through Video Conferencing	
Promoters and Promoter Group:	2
Public:	737

Resolution No.	1								
Resolution required: (Ordinary/ Special)	ORDINARY - Adoption of financial statements								
Whether promoter/ promoter group are interested in the agenda/resolution?	No								
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	548,034,373	548,034,373	100.00	548,034,373	0	100.00	0.00	0
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		548,034,373	100.00	548,034,373	0	100.00	0.00	0
Public- Institutions	E-Voting	2,446,433,916	2,114,907,014	86.45	2,114,907,014	0	100.00	0.00	100,021
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		2,114,907,014	86.45	2,114,907,014	0	100.00	0.00	100,021
Public- Non Institutions	E-Voting	1,266,803,474	587,092,571	46.34	584,124,588	2,967,983	99.49	0.51	16,891
	Poll		213,947	0.02	213,062	885	99.59	0.41	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		587,306,518	46.36	584,337,650	2,968,868	99.49	0.51	16,891
	Total	4,261,271,763	3,250,247,905	76.27	3,247,279,037	2,968,868	99.91	0.09	116,912

Name of the Company			INFOSYS LIMITED						
Date of the AGM/~~EGM~~			19-06-2021						
Total number of shareholders on cut-off date i.e., June 12, 2021			1,736,189						
No. of shareholders present in the meeting either in person or through proxy:			Not applicable						
Promoters and Promoter Group:									
Public:									
No. of Shareholders attended the meeting through Video Conferencing									
Promoters and Promoter Group:			2						
Public:			737						
Resolution No.	2								
Resolution required: (Ordinary/ Special)	ORDINARY - Declaration of dividend								
Whether promoter/ promoter group are interested in the agenda/resolution?	No								
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	548,034,373	548,034,373	100.00	548,034,373	0	100.00	0.00	0
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		548,034,373	100.00	548,034,373	0	100.00	0.00	0
Public- Institutions	E-Voting	2,446,433,916	2,161,715,481	88.36	2,161,715,481	0	100.00	0.00	100,021
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		2,161,715,481	88.36	2,161,715,481	0	100.00	0.00	100,021
Public- Non Institutions	E-Voting	1,266,803,474	587,153,633	46.35	587,069,223	84,410	99.99	0.01	16,891
	Poll		213,947	0.02	213,812	135	99.94	0.06	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		587,367,580	46.37	587,283,035	84,545	99.99	0.01	16,891
	Total	4,261,271,763	3,297,117,434	77.37	3,297,032,889	84,545	99.99	0.01	116,912

Name of the Company			INFOSYS LIMITED						
Date of the AGM/~~EGM~~			19-06-2021						
Total number of shareholders on cut-off date i.e., June 12, 2021			1,736,189						
No. of shareholders present in the meeting either in person or through proxy:			Not applicable						
Promoters and Promoter Group:									
Public:									
No. of Shareholders attended the meeting through Video Conferencing									
Promoters and Promoter Group:			2						
Public:			737						
Resolution No.	3								
Resolution required: (Ordinary/ Special)	ORDINARY - Appointment of U.B. Pravin Rao as a director liable to retire by rotation								
Whether promoter/ promoter group are interested in the agenda/resolution?	No								
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	548,034,373	548,034,373	100.00	548,034,373	0	100.00	0.00	0
	Poll		0	0.00		0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		548,034,373	100.00	548,034,373	0	100.00	0.00	0
Public- Institutions	E-Voting	2,446,433,916	2,160,435,865	88.31	2,155,676,944	4,758,921	99.78	0.22	100,021
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		2,160,435,865	88.31	2,155,676,944	4,758,921	99.78	0.22	100,021
Public- Non Institutions	E-Voting	1,266,803,474	587,090,173	46.34	582,170,335	4,919,838	99.16	0.84	16,891
	Poll		213,947	0.02	212,990	957	99.55	0.45	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		587,304,120	46.36	582,383,325	4,920,795	99.16	0.84	16,891
	Total	4,261,271,763	3,295,774,358	77.34	3,286,094,642	9,679,716	99.71	0.29	116,912

Name of the Company			INFOSYS LIMITED						
Date of the AGM/~~EGM~~			19-06-2021						
Total number of shareholders on cut-off date i.e., June 12, 2021			1,736,189						
No. of shareholders present in the meeting either in person or through proxy:			Not applicable						
Promoters and Promoter Group:									
Public:									
No. of Shareholders attended the meeting through Video Conferencing									
Promoters and Promoter Group:			2						
Public:			737						
Resolution No.	4								
Resolution required: (Ordinary/ Special)	SPECIAL - Approval for the buyback of equity shares of the Company								
Whether promoter/ promoter group are interested in the agenda/resolution?	No								
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	548,034,373	548,034,373	100.00	548,034,373	0	100.00	0.00	0
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		548,034,373	100.00	548,034,373	0	100.00	0.00	0
Public- Institutions	E-Voting	2,446,433,916	2,161,846,703	88.37	2,142,598,914	19,247,789	99.11	0.89	100,021
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		2,161,846,703	88.37	2,142,598,914	19,247,789	99.11	0.89	100,021
Public- Non Institutions	E-Voting	1,266,803,474	587,121,957	46.35	567,804,350	19,317,607	96.71	3.29	16,891
	Poll		213,947	0.02	212,959	988	99.54	0.46	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		587,335,904	46.36	568,017,309	19,318,595	96.71	3.29	16,891
	Total	4,261,271,763	3,297,216,980	77.38	3,258,650,596	38,566,384	98.83	1.17	116,912

Name of the Company			INFOSYS LIMITED						
Date of the AGM/~~EGM~~			19-06-2021						
Total number of shareholders on cut-off date i.e., June 12, 2021			1,736,189						
No. of shareholders present in the meeting either in person or through proxy:			Not applicable						
Promoters and Promoter Group:									
Public:									
No. of Shareholders attended the meeting through Video Conferencing									
Promoters and Promoter Group:			2						
Public:			737						
Resolution No.	5								
Resolution required: (Ordinary/ Special)	SPECIAL - Reappointment of Michael Gibbs as an independent director								
Whether promoter/ promoter group are interested in the agenda/resolution?	No								
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	548,034,373	548,034,373	100.00	548,034,373	0	100.00	0.00	0
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		548,034,373	100.00	548,034,373	0	100.00	0.00	0
Public- Institutions	E-Voting	2,446,433,916	2,127,639,754	86.97	2,092,454,548	35,185,206	98.35	1.65	100,021
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		2,127,639,754	86.97	2,092,454,548	35,185,206	98.35	1.65	100,021
Public- Non Institutions	E-Voting	1,266,803,474	586,756,584	46.32	563,395,538	23,361,046	96.02	3.98	16,891
	Poll		213,947	0.02	212,007	1,940	99.09	0.91	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		586,970,531	46.33	563,607,545	23,362,986	96.02	3.98	16,891
	Total	4,261,271,763	3,262,644,658	76.57	3,204,096,466	58,548,192	98.21	1.79	116,912

Name of the Company	INFOSYS LIMITED
Date of the AGM/~~EGM~~	19-06-2021
Total number of shareholders on cut-off date i.e., June 12, 2021	1,736,189
No. of shareholders present in the meeting either in person or through proxy:	Not applicable
Promoters and Promoter Group:	
Public:	
No. of Shareholders attended the meeting through Video Conferencing	
Promoters and Promoter Group:	2
Public:	737

Resolution No.	6
Resolution required: (Ordinary/ Special)	ORDINARY - Appointment of Bobby Parikh as an independent director
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	548,034,373	548,034,373	100.00	548,034,373	0	100.00	0.00	0
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		548,034,373	100.00	548,034,373	0	100.00	0.00	0
Public- Institutions	E-Voting	2,446,433,916	2,130,863,754	87.10	2,074,932,994	55,930,760	97.38	2.62	100,021
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		2,130,863,754	87.10	2,074,932,994	55,930,760	97.38	2.62	100,021
Public- Non Institutions	E-Voting	1,266,803,474	586,757,689	46.32	544,494,875	42,262,814	92.80	7.20	16,891
	Poll		213,947	0.02	211,935	2,012	99.06	0.94	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		586,971,636	46.33	544,706,810	42,264,826	92.80	7.20	16,891
	Total	4,261,271,763	3,265,869,763	76.64	3,167,674,177	98,195,586	96.99	3.01	116,912

Name of the Company	INFOSYS LIMITED
Date of the AGM/~~EGM~~	19-06-2021
Total number of shareholders on cut-off date i.e., June 12, 2021	1,736,189
No. of shareholders present in the meeting either in person or through proxy:	Not applicable
Promoters and Promoter Group:	
Public:	
No. of Shareholders attended the meeting through Video Conferencing	
Promoters and Promoter Group:	2
Public:	737

Resolution No.	7
Resolution required: (Ordinary/ Special)	ORDINARY - Appointment of Chitra Nayak as an independent director
Whether promoter/ promoter group are interested in the agenda/resolution?	No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	548,034,373	548,034,373	100.00	548,034,373	0	100.00	0.00	0
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		548,034,373	100.00	548,034,373	0	100.00	0.00	0
Public- Institutions	E-Voting	2,446,433,916	2,130,863,754	87.10	2,126,235,951	4,627,803	99.78	0.22	100,021
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		2,130,863,754	87.10	2,126,235,951	4,627,803	99.78	0.22	100,021
Public- Non Institutions	E-Voting	1,266,803,474	586,759,290	46.32	573,795,908	12,963,382	97.79	2.21	16,891
	Poll		213,947	0.02	212,970	977	99.54	0.46	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		586,973,237	46.34	574,008,878	12,964,359	97.79	2.21	16,891
	Total	4,261,271,763	3,265,871,364	76.64	3,248,279,202	17,592,162	99.46	0.54	116,912

Name of the Company			INFOSYS LIMITED						
Date of the AGM/~~EGM~~			19-06-2021						
Total number of shareholders on cut-off date i.e., June 12, 2021			1,736,189						
No. of shareholders present in the meeting either in person or through proxy:			Not applicable						
Promoters and Promoter Group:									
Public:									
No. of Shareholders attended the meeting through Video Conferencing									
Promoters and Promoter Group:			2						
Public:			737						
Resolution No.	8								
Resolution required: (Ordinary/ Special)	ORDINARY - Approval for changing the terms of remuneration of U.B. Pravin Rao, Chief Operating Officer and Whole-time Director								
Whether promoter/ promoter group are interested in the agenda/resolution?	No								
Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]* 100	No. of Votes – in favour (4)	No. of Votes – against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100	Votes Invalid
Promoter and Promoter Group	E-Voting	548,034,373	548,034,373	100.00	548,034,373	0	100.00	0.00	0
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		548,034,373	100.00	548,034,373	0	100.00	0.00	0
Public- Institutions	E-Voting	2,446,433,916	2,132,143,370	87.15	2,038,023,452	94,119,918	95.59	4.41	100,021
	Poll		0	0.00	0	0	0.00	0.00	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		2,132,143,370	87.15	2,038,023,452	94,119,918	95.59	4.41	100,021
Public- Non Institutions	E-Voting	1,266,803,474	587,087,244	46.34	478,027,251	109,059,993	81.42	18.58	16,891
	Poll		213,471	0.02	210,622	2,849	98.67	1.33	0
	Postal Ballot (if applicable)		0	0.00	0	0	0.00	0.00	0
	Total		587,300,715	46.36	478,237,873	109,062,842	81.43	18.57	16,891
	Total	4,261,271,763	3,267,478,458	76.68	3,064,295,698	203,182,760	93.78	6.22	116,912

PARAMESHWAR G. HEGDE
B.A., M.Com., BGL., FCS

HEGDE & HEGDE
Company Secretaries
"Ganesha Krupa"
34, 1st Main Road, Gandhinagar
Bangalore - 560 009.
✆ : 080 22267041, (R) 080 26589597
e-mail : hegdeandhegdecs@gmail.com

REPORT OF SCRUTINIZER

(Pursuant to Section 108 of the Companies Act, 2013 and Rule 20(4)(xii)of the Companies (Management and Administration) Rules, 2014)

To,

The Chairman,

40th (Fortieth) Annual General Meeting (AGM) of the Equity Shareholders of Infosys Limited held on Saturday, June 19, 2021, at 4:00 p.m. through Video Conferencing (VC) / Other Audio Visual Means (OAVM).

Dear Sir,

I, Parameshwar G. Hegde, Practicing Company Secretary, at # 34, "Ganesha Krupa", 1st Main Road, Gandhinagar, Bangalore, 560009, appointed as Scrutinizer by the Board of Directors of **Infosys Limited** (the Company) for the purpose of scrutinizing e-voting process (remote e-voting) and electronic voting (e-voting) during the AGM pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 & 21 of the Companies (Management and Administration) Rules, 2014 (Amendment Rules, 2015) in respect of the below mentioned resolutions proposed at the 40th Annual General Meeting of the Equity Shareholders of the Company held on Saturday, June 19, 2021 at 4:00 p.m. through VC, submit my report as under:

1. The compliance with the provisions of the Companies Act, 2013 and the Rules made thereunder relating to voting through electronic means (by remote e-voting) and electronic voting (e-voting) at the AGM by the shareholders on the resolutions proposed in the Notice of the 40th Annual General Meeting of the Company is the responsibility of the management. My responsibility as a Scrutinizer is to ensure that the voting process both through e-voting (remote e-voting) and by electronic voting (e-voting) at the AGM are conducted in a fair and transparent manner and render consolidated Scrutinizer's Report of the total votes cast in favour or against if any, to the Chairman on the resolutions.

Parameshwar Ganapati Hegde
Digitally signed by Parameshwar Ganapati Hegde
Date: 2021.06.21 10:21:49 +05'30'

2. The Notice dated May 18, 2021 of the 40th AGM was sent to the shareholders in respect of the below mentioned resolutions to be passed at the AGM through electronic mode whose email addresses are registered with the Company / Depositories, in compliance with the MCA circulars dated May 5, 2020 and January 13, 2021 read with circulars dated April 8, 2020 and April 13, 2020 (collectively referred to as "MCA Circulars") and SEBI Circular dated May 12, 2020 and January 15, 2021.

3. The e-voting facility both for e-voting prior to the AGM (remote e-voting) and voting at the AGM by electronics means (e-voting) was provided by National Securities Depository Limited (NSDL).

4. In accordance with the Notice of the 40th AGM and the 'Advertisement' published pursuant to Rule 20(4)(v) of the Companies (Management and Administration) Rules, 2014 (Amendment Rules 2015) on June 27, 2021, the remote e-voting commenced at 9:00 AM on June 14, 2021 and closed at 5:00 PM on June 18, 2021.

5. After declaration of voting by the Chairman, the shareholders present at the AGM through VC and who had not voted on remote e-voting, voted through e-voting facility provided by NSDL at the AGM.

6. The Equity Shareholders holding shares as on June 12, 2021, "cut-off date", were entitled to vote on the resolutions stated in the Notice of the 40th AGM

7. As per the information given by the Company the names of the shareholders who had voted by remote e-voting through the facility provided by NSDL had been blocked and only those members who were present at the AGM through VC and who had not voted on remote e-voting were allowed to cast their votes through e-voting system during the AGM.

8. After closure of e-voting at the AGM, the votes cast through e-voting at the AGM and through remote e-voting prior to the date of AGM were unblocked and downloaded from the e-voting website of NSDL. The e-voting data/results downloaded from the e-voting system of NSDL were scrutinized and reviewed.

Parameshwar Ganapati Hegde

9. Based on the data downloaded from NSDL e-voting system, the total votes cast in favour or against all the resolutions proposed in the Notice of the AGM are as under:

a) **Resolution-1: Ordinary Resolution**

To consider and adopt audited financial statements (including consolidated financial statements) of the Company and reports of the Board of Directors and Auditors for the financial year ended March 31, 2021.

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
12,471	324,72,79,037	99.91

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
111	29,68,868	0.09

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
10	1,16,912

b) **Resolution–2: Ordinary Resolution**

To declare a final dividend of Rs.15 per equity share for the year ended March 31, 2021.

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
12,471	329,70,32,889	99.99

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
133	84,545	0.01

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
10	1,16,912

c) **Resolution–3: Ordinary Resolution**

To appoint a director in place of **U.B. Pravin Rao** who retires by rotation and being eligible, seeks re-appointment.

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
11,994	328,60,94,642	99.71

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
421	96,79,716	0.29

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
10	1,16,912

d) **Resolution–4: Special Resolution**

Approval for the buyback of equity shares of the Company

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
11,688	325,86,50,596	98.83

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
848	3,85,66,384	1.17

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
10	1,16,912

e) **Resolution–5: Special Resolution**

Reappointment of Michael Gibbs as an independent director.

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
11,676	320,40,96,466	98.21

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
674	5,85,48,192	1.79

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
10	1,16,912

f) **Resolution–6: Ordinary Resolution**

Appointment of Bobby Parikh as an independent director.

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
11,687	316,76,74,177	96.99

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
663	9,81,95,586	3.01

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
10	1,16,912

g) **Resolution–7: Ordinary Resolution**

Appointment of Chitra Nayak as an independent director.

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
11,852	324,82,79,202	99.46

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
501	1,75,92,162	0.54

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
10	1,16,912



h) **Resolution–8: Ordinary Resolution**

Approval for changing the terms of remuneration of U.B. Pravin Rao, Chief Operating Officer and Whole-time Director

(i) Voted **in favour** of the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
11,256	306,42,95,698	93.78

(ii) Voted **against** the resolution:

Number of members voted	Number of votes cast by them	% of total number of valid votes cast
1,109	20,31,82,760	6.22

(iii) **Invalid** votes:

Total number of members whose votes were declared invalid	Total number of votes cast by them
10	1,16,912

10. All electronic data and relevant records of e-voting will remain in my custody until the Chairman considers, approves and signs the minutes of the 40th Annual General Meeting and the same shall be handed over thereafter to the Chairman/Company Secretary for safe keeping.

Thanking you,

Yours faithfully,

Parameshwar Ganapati Hegde
Digitally signed by Parameshwar Ganapati Hegde
Date: 2021.06.21 10:27:24 +05'30'

Place: Bengaluru
Dated: June 21, 2021

Parameshwar G. Hegde
FCS 1325, CP No. 640
Scrutinizer
UDIN: F001325C000489967